February 23, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Farm Bureau Life Insurance Company
Post-Effective Amendment No. 46 to the Registration Statement for
Farm Bureau Life Variable Account (File No. 033-12789) funded by Farm Bureau
Life Insurance Company (File No. 811-05068)
Request for Withdrawal of Post-Effective Amendment

Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Farm Bureau Life Insurance Company respectfully requests that the Securities and Exchange Commission (“SEC”) consent to the withdrawal of Post-Effective Amendment No. 46 (“Amendment”) to the above referenced Registration Statement as filed with the SEC on February 20, 2024 (Accession No. 0001104659-24-025543).

We request withdrawal of this Amendment only since this 485APOS Amendment was filed under the incorrect class identifier, Nonparticipating Flexible Premium Variable Life Insurance Policy C000023470 and should have filed under class identifier Flexible Premium Variable Life Insurance Policy C000031367. As a result, we respectfully request withdrawal of the Amendment effective as of the date hereof or at the earliest practicable date hereafter.

The Amendment is not effective and no securities have been sold in connection with the Amendment. Please note that we are filing this request for a withdrawal of the above referenced Amendment only and are not withdrawing the entire Registration Statement.

If you have any questions, or require any additional information, please contact me at (515) 225-5597. We thank you for your assistance with this filing.

Very truly yours,

/s/ Clint May

Clint May
Vice President Assistant General Counsel